Mail Stop 3561
                                                             August 1, 2018

Via E-mail
Helmy Eltoukhy
Chief Executive Officer
Guardant Health, Inc.
505 Penobscot Dr.
Redwood City, California 94063

       Re:     Guardant Health, Inc.
               Draft Registration Statement on Form S-1
               Submitted July 5, 2018
               CIK No. 0001576280

Dear Mr. Eltoukhy:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus summary, page 1

2. In the filing, please disclose the basis for your assertions about your competitive position within your industry. For example:
 Helmy Eltoukhy
Guardant Health, Inc.
August 1, 2018
Page 2

        "Guardant360, which we launched in 2014, has become the world's market-leading comprehensive liquid biopsy test . . ."

        "We have invested heavily in clinical studies, including 29 clinical outcomes studies, the largest-ever liquid-to-tissue concordance study . . ."

        "Guardant360 was the first comprehensive liquid biopsy approved by the New York State
        Department of Health . . ."

        "In addition, our facility was the first comprehensive liquid biopsy laboratory to be certified under the Clinical Laboratory Improvement Amendments of 1988
.. . ."

3. We note your estimates for market opportunities. Please disclose in the filing the basis, including any sources and assumptions, for these statements and describe the specific risks relating to your assumptions. Make similar revisions under the Business section.

Risk Factors
Our payer concentration may materially adversely affect our financial condition..., page 15

4. We note your disclosure that your largest commercial payer represented 18.7% and
        12.5% of your total revenue in 2016 and 2017. Please disclose the information about this customer as required by Item 101(c)(1)(vii) of Regulation S-K.

Capitalization, page 65

5. Please explain how marketable securities amounts are relevant to determining your capitalization or remove them from this table.

Management's discussion and analysis of financial condition and results of operations
Results of operations
Comparison of years ended December 31, 2016 and 2017
General and administrative, page 82

6. Please revise to explain the nature of the litigation that resulted in an $8.2 million increase in your litigation costs during 2017.

Critical accounting policies and estimates
Stock-based compensation, page 89

7. We may have additional comments on your accounting for equity transactions. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations associated with equity transactions leading up to the IPO and the estimated offering price.
 Helmy Eltoukhy
Guardant Health, Inc.
August 1, 2018
Page 3

Business, page 94

8. We note your disclosure in the risk factors and in the footnotes to your financial statements regarding material biopharmaceutical customer collaborations and license agreements. Please describe the material terms of these agreements, such as aggregate milestones and range of royalty payments. Alternatively, tell us why this disclosure is not material to investors.

Intellectual property, page 124

9. Please disclose the importance and duration of your patents and licenses. See
        Item 101(c)(1)(iv) of Regulation S-K.

Certain relationships and related party transactions
Joint venture with SoftBank, page 155

10. Please describe the material terms of the joint venture agreement and the approximate dollar value of the amount involved. If you expect that the IPO Trigger will be exercised, please disclose. See Item 404(a) of Regulation S-K.

Guardant Health, Inc. Financial Statements
Notes to Financial Statements
10. Convertible Preferred Stock, page F-29

11. Your disclosure indicates that, in accordance with your certificate of incorporation, you adjusted the conversion price of the Series D convertible preferred stock from $7.4767 per share to $7.2547 per share and accounted for the change as a modification which resulted in a deemed dividend to the preferred shareholders that was reflected as an increase in net loss attributable to common stockholders for the year ended December 31,
        2017. Please disclose how you determined the amount of the deemed dividend recognized.

17. Subsequent Events, page F-40

12. Please disclose the nature of the dispute for which you received a settlement payment of
        $4.3 million in the first quarter of 2018.

13. Please tell us and disclose your planned accounting for the April 2018 joint venture arrangement with SoftBank. As part of your response, please explain how you considered the guidance in ASC 810-10-15 in determining whether this joint venture is a variable interest entity, whether you are its primary beneficiary, and whether it will be consolidated in your financial statements. Please also disclose your accounting treatment for the put-call arrangement with respect to the shares held by SoftBank discussed on pages 156 to 158.
 Helmy Eltoukhy
Guardant Health, Inc.
August 1, 2018
Page 4

Undertakings

14. Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of
        Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on
        Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act
        Rules Compliance and Disclosure Interpretation, Question 229.01.

       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3356 with any other questions.


                                                             Sincerely,

                                                             /s/ Brigitte
Lippmann (for)

                                                             John Reynolds
                                                             Assistant Director
                                                             Office of
Beverages, Apparel,
                                                             and Mining


cc:     B. Shayne Kennedy
        Latham & Watkins LLP